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                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------
                              AMENDMENT NO. 16

                                     TO

                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934

                               -------------

                             THE LIMITED, INC.
- ---------------------------------------------------------------------------
                              (Name of Issuer)

   Common Stock, $0.50 Par Value                     532716-107
- -----------------------------------     ----------------------------------
   (Title of class of securities)                  (CUSIP number)

                           Dennis J. Block, Esq.
                         Weil, Gotshal & Manges LLP
                              767 Fifth Avenue
                         New York, New York  10153
                               (212) 310-8000
- ---------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)


                               Not Applicable
- ---------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

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  CUSIP No. 532716-107                              13D


    1    NAME OF REPORTING           Leslie H. Wexner
         PERSON:

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ####-##-####

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)[_]
                                                                 (b)[x]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS:      N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [_]
         PURSUANT TO ITEM 2(d) OR 2(e):

    6    CITIZENSHIP OR PLACE OF          United States
         ORGANIZATION:


  NUMBER OF    7   SOLE VOTING POWER:     52,312,150
   SHARES

 BENEFICIALLY  8   SHARED VOTING POWER:   15,104,717
   OWNED BY

    EACH       9   SOLE DISPOSITIVE       52,824,047
  REPORTING        POWER:

   PERSON     10   SHARED DISPOSITIVE     15,104,717
    WITH           POWER:

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
         67,928,764

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
         CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  25.09%

    14   TYPE OF REPORTING      IN
         PERSON:



     SEE INSTRUCTIONS BEFORE FILLING OUT!



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  CUSIP No. 532716-107                              13D


    1    NAME OF REPORTING       The Wexner Foundation
         PERSON:

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a)[_]
                                                               (b)[x]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS:   N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [_]
         PURSUANT TO ITEM 2(d) OR 2(e):

    6    CITIZENSHIP OR PLACE OF ORGANIZATION:    Ohio

  NUMBER OF    7    SOLE VOTING POWER:            2,754,717
   SHARES

 BENEFICIALLY  8    SHARED VOTING POWER:             -0-
   OWNED BY

    EACH       9    SOLE DISPOSITIVE              2,754,717
  REPORTING         POWER:

  PERSON       10   SHARED DISPOSITIVE               -0-
   WITH             POWER:

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
         2,754,717

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
         CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.0%

    14   TYPE OF REPORTING      OO
         PERSON:


     SEE INSTRUCTIONS BEFORE FILLING OUT!
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  CUSIP No. 532716-107                              13D


    1    NAME OF REPORTING       Health and Science Interests
         PERSON:

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)[_]
                                                              (b)[x]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS:   N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [_]
         PURSUANT TO ITEM 2(d) OR 2(e):

    6    CITIZENSHIP OR PLACE OF           Ohio
         ORGANIZATION:


  NUMBER OF     7  SOLE VOTING POWER:      2,000,000
   SHARES

 BENEFICIALLY   8   SHARED VOTING POWER:      -0-
  OWNED BY

    EACH        9   SOLE DISPOSITIVE       2,000,000
  REPORTING         POWER:

  PERSON        10  SHARED DISPOSITIVE        -0-
   WITH             POWER:

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
         2,000,000

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
         CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.7%

    14   TYPE OF REPORTING      OO
         PERSON:


     SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No. 532716-107                              13D


    1    NAME OF REPORTING       Health and Science Interests II
         PERSON:

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a)[_]
                                                               (b)[x]

    3    SEC USE ONLY

    4    SOURCE OF    N/A
         FUNDS:


    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [_]
         PURSUANT TO ITEM 2(d) OR 2(e):

    6    CITIZENSHIP OR PLACE OF            Ohio
         ORGANIZATION:

  NUMBER OF     7    SOLE VOTING POWER:      350,000
   SHARES

  BENEFICIALLY  8    SHARED VOTING POWER:     -0-
   OWNED BY

    EACH        9    SOLE DISPOSITIVE        350,000
  REPORTING          POWER:

   PERSON       10   SHARED DISPOSITIVE       -0-
    WITH             POWER:

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
         350,000

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
         CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.1%

    14   TYPE OF REPORTING      OO
         PERSON:


     SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No. 532716-107                              13D


    1    NAME OF REPORTING       The Wexner Children's Trust
         PERSON:

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a)[_]
                                                               (b)[x]

    3    SEC USE ONLY

    4    SOURCE OF    N/A
         FUNDS:

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [_]
         PURSUANT TO ITEM 2(d) OR 2(e):

    6    CITIZENSHIP OR PLACE OF ORGANIZATION:       Ohio

  NUMBER OF     7   SOLE VOTING POWER:               18,750,000
   SHARES

 BENEFICIALLY   8   SHARED VOTING POWER:                -0-
   OWNED BY

    EACH        9   SOLE DISPOSITIVE                 18,750,000
  REPORTING         POWER:

   PERSON       10  SHARED DISPOSITIVE                  -0-
    WITH            POWER:

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
         18,750,000

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
         CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.9%

    14   TYPE OF REPORTING PERSON:     OO


     SEE INSTRUCTIONS BEFORE FILLING OUT!

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  CUSIP No. 532716-107                              13D


    1    NAME OF REPORTING      Harry and Hannah Wexner Trust
         PERSON:

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a)[_]
                                                               (b)[x]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS:   N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [_]
         PURSUANT TO ITEM 2(d) OR 2(e):

    6    CITIZENSHIP OR PLACE OF ORGANIZATION:       Ohio


  NUMBER OF      7   SOLE VOTING POWER:              10,000,000
   SHARES

  BENEFICIALLY   8   SHARED VOTING POWER:               -0-
    OWNED BY

    EACH         9   SOLE DISPOSITIVE                10,000,000
  REPORTING          POWER:

   PERSON                                               -0-
    WITH         10  SHARED DISPOSITIVE
                     POWER:

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
         10,000,000

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
         CERTAIN SHARES:


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  3.7%

    14   TYPE OF REPORTING      OO
         PERSON:


     SEE INSTRUCTIONS BEFORE FILLING OUT!

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          This Amendment No. 16 relates to the Schedule 13D dated June 25,
     1985, as amended in certain respects by Amendments No. 1 through 15 thereto, filed by a group currently comprised of Leslie H. Wexner, The Wexner Foundation, Health and Science Interests, Health and Science Interests II, The Wexner Children's Trust and the Harry and Hannah Wexner Trust (collectively, the "Purchasers").

     Item 2.   Identity and Background.
               -----------------------

          On April 29, 1996, Leslie H. Wexner contributed 10,000,000 shares of Common Stock to the Harry and Hannah Wexner Trust. The trustees of such trust are Mr. Wexner and Jeffrey E. Epstein.

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

               (a) As of May 10, 1996, the Purchasers beneficially owned the following shares of the Common Stock (the approximate percentages of the shares of Common Stock owned as indicated in parenthesis below are based on the 270,731,095 shares reported as outstanding in the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 1996):

     1.   Leslie H. Wexner               67,928,764(1)(2)(3)(4)(5) 25.09%
     2.   The Wexner Foundation           2,754,717(1)              1.0%
     3.   Health and Science Interests    2,000,000(2)              0.7%
     4.   Health and Science Interests II   350,000(2)              0.1%
     5.   The Wexner Children's Trust    18,750,000(4)              6.9%
     6.   Harry and Hannah Wexner Trust  10,000,000(5)              3.7%

               (b) The responses of the Purchasers to Item 7 through 11 of the portions of the cover pages of this Amendment No. 16 to the


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     Schedule 13D which relate to the beneficial ownership of shares of the
     Common Stock are incorporated herein by reference.

     ______________________________

     (1) Power to vote or direct the disposition of the 2,754,717 shares held by the Wexner Foundation may be deemed to be shared by Leslie H. Wexner, Jeffrey E. Epstein and Jeffrey J. Smith as the trustees of The Wexner Foundation. Leslie H. Wexner, Jeffrey E. Epstein and Jeffrey J. Smith disclaim beneficial ownership of the shares held by The Wexner Foundation.

     (2) Power to vote or direct the disposition of the 2,350,000 shares held in the aggregate by Health and Science Interests and Health and Science Interests II may be deemed to be shared by Leslie H. Wexner as grantor and Jeffrey E. Epstein as trustee thereof. Leslie H. Wexner and Jeffrey E. Epstein disclaim beneficial ownership of shares held by Health and Science Interests and Health and Science Interests II.

     (3) Includes 511,897 shares held in The Limited, Inc. Savings and Retirement Plan for Mr. Wexner's account.

     (4) Power to vote or direct the disposition of the 18,750,000 shares held by Leslie H. Wexner as the sole trustee of The Wexner Children's Trust.

     (5) Power to vote or direct the disposition of the 10,000,000 shares held by the Harry and Hannah Wexner Trust may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein as trustees of such trust.

               (c) On April 29, 1996, Leslie H. Wexner contributed to the Harry and Hannah Wexner Trust 10,000,000 shares of Common Stock.

               (d), (e):  Not Applicable

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                                    SIGNATURE




          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated:  May 10, 1996

                                    /s/ Leslie H. Wexner
                                   -----------------------------------
                                        Leslie H. Wexner


                                   THE WEXNER FOUNDATION


                                   By: /s/Jeffrey J. Smith
                                       -------------------------------
                                          Jeffrey J. Smith, Secretary


                                   HEALTH AND SCIENCE INTERESTS


                                   By: /s/Jeffrey E. Epstein
                                       -------------------------------
                                          Jeffrey E. Epstein, Trustee


                                   HEALTH AND SCIENCE INTERESTS II


                                   By: /s/Jeffrey E. Epstein
                                       -------------------------------
                                          Jeffrey E. Epstein, Trustee


                                   THE WEXNER CHILDREN'S TRUST


                                   By: /s/Leslie H. Wexner
                                       -------------------------------
                                          Leslie H. Wexner, Trustee


                                   HARRY AND HANNAH WEXNER TRUST


                                   By: /s/Jeffrey E. Epstein
                                       -------------------------------
                                          Jeffrey E. Epstein, Trustee


  NYFS01...:\08\80808\0004\139\SCH5086P.450